SIMPSON THACHER & BARTLETT LLP

900 G Street NW

Washington, D.C. 20001

December 16, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Filing Desk

Re: Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of Blackstone Secured Lending Fund (the “Company”) and pursuant to the Securities Act of 1933, as amended, we submit for filing the Company’s Registration Statement on Form N-14 by direct electronic transmission.

If you have any questions or would like to discuss this topic, or otherwise have any questions in connection with this filing, please contact Rajib Chanda at rajib.chanda@stblaw.com or (202) 636-5543, Benjamin Wells at bwells@stblaw.com or (212) 455-2516, or Steven Grigoriou at steven.grigoriou@stblaw.com or (202) 636-5592.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP